
10012430

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 0 8 2010
WASH, D.C.
193
SECTION

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-50876

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Naugatuck Valley Savings and Loan Employees Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770

US2008 1533280.1

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Naugatuck Valley Savings and Loan Employees Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financial statements are filed herewith as Appendix I.

APPENDIX I
FINANCIAL STATEMENTS

Naugatuck Valley Savings and Loan Employee Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2009

The Naugatuck Valley Savings and Loan Employee Savings Plan

Financial Statements and Schedule
December 31, 2009

The following financial information is submitted herewith:

* Other supplemental schedules required by 29 CFR 2520 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



Report of Independent Auditor

To the Participants and Administrator of
the Naugatuck Valley Savings and Loan Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
August 23, 2010

The Naugatuck Valley Savings and Loan Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2009	2008
Assets		
Investments at fair value	$ 3,145,424	$ 2,151,633
Participant loans	75,213	72,228
Contributions receivable from participants	6,832	-
Contributions receivable from employer	3,694	-
Total assets	3,231,163	2,223,861
Liabilities		
Net trades pending settlement	523	-
Total liabilities	523	-
Net assets available for benefits at fair value	3,230,640	2,223,861
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(18,365)
Net assets available for benefits	$ 3,230,640	$ 2,205,496

The accompanying notes are an integral part of these financial statements.

The Naugatuck Valley Savings and Loan Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,	
	2009	2008
Additions to net assets attributable to:		
Investment income (loss):		
Interest and dividends	$ 46,080	$ 8,144
Interest on loans to participants	5,333	6,698
Net appreciation (depreciation) in fair value of investments	439,778	(1,028,387)
Net investment income (loss)	491,191	(1,013,545)
Contributions:		
Participants	387,454	360,495
Employer match	197,568	188,075
Rollovers	-	10,460
Total contributions	585,022	559,030
Total additions (reductions)	1,076,213	(454,515)
Deductions from net assets attributable to:		
Distributions	45,832	89,135
Administrative and other expenses	5,237	600
Total deductions	51,069	89,735
Net increase (decrease)	1,025,144	(544,250)
Net assets available for benefits		
Beginning of year	2,205,496	2,749,746
End of year	$ 3,230,640	$ 2,205,496

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of The Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering eligible employees of Naugatuck Valley Savings and Loan and Naugatuck Valley Mortgage Servicing Corp., its wholly-owned subsidiary (collectively, the "Bank"), a subsidiary of Naugatuck Valley Financial Corporation, a bank holding company (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration
The Bank is the Sponsor and Plan Administrator of the Plan. The trust fund is the medium used for the accumulation of assets from which benefits will be distributed. Through April 1, 2009, the Trustee, Custodian and record keeper for the Plan was ING Life Insurance and Annuity Company ("ING"), at which time Reliance Trust Company ("Reliance") became the Trustee and Fidelity Investments ("Fidelity") became the Custodian. Concurrent with the change in Trustee and Custodian, the Plan hired The Newport Group to assume record keeping responsibilities. ING was responsible for the execution of all investment transactions through April 1, 2009, at which time Fidelity assumed responsibilities for the execution of all investment transactions.

Eligibility
An employee who has been employed by the Bank for six months and is at least 21 years old is eligible to participate in the Plan, and can elect to participate in the Plan on the first day of January or July after meeting the eligibility requirements. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service ("IRS") defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan.

Employer Matching Contributions
Each year the Bank may make a matching contribution equal to a uniform discretionary percentage of a participant's elective salary deferrals. All plan participants are eligible to share in the matching contribution regardless of the amount of service completed during the plan year. In addition, the Bank may make a discretionary profit sharing contribution. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year.

1. **Description of the Plan** – *(Continued)*

Each year, on behalf of each non-highly compensated participant, the Bank may make a discretionary Qualified Non-Elective Contribution ("QNEC") contribution equal to a uniform percentage of the participant's compensation. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year. Participants will share in the QNEC contribution for the year regardless of the number of hours of service credited in the year of their death, disability, or retirement.

Participant Accounts
Each participant account is credited with participant contributions, any matching contributions and Plan earnings based on allocations as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants may direct the investment of their accounts into any of the investment options offered under the Plan.

Vesting
Under the Plan, a participant is fully vested at all times with respect to amounts attributable to their salary deferrals and QNEC contributions. With respect to participant amounts attributable to matching contributions and discretionary profit sharing, the vested percentage is based on vesting years of service. Participants become 20% vested after 2 years, 40% vested after 3 years, 60% vested after 4 years, 80% vested after 5 years, and 100% vested after 6 years. A participant will also be fully vested at the time of early retirement if the participant has attained the age of 55 and has completed at least 5 years of service. Upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits
A participant may apply to the Plan to withdraw amounts from their account if they are over 59½ years old or upon termination of service. In addition, a participant may apply for a withdrawal in the event of hardship or may receive minimum required distributions upon reaching the age of 70½. Hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

Upon termination of service, if the participant's vested benefit under the Plan has a balance of less than $5,000, then a single lump-sum payment will be made as soon as practical following the event that entitles the participant to a distribution. If a participant's vested benefit under the Plan exceeds $5,000, the participant must consent to the distribution before it may be made. Also, if the distribution is to be received in any form other than an annuity payment, the participant must first waive the annuity form of payment.

Forfeited Accounts
At December 31, 2009 and 2008 forfeited nonvested accounts totaled $8,682 and $8,377, respectively. These amounts may be used to reduce future employer contributions, or to pay Plan expenses.

1. Description of the Plan – *(Continued)*

Loans to Participants

Participants may make an application to the Plan administrator for a loan at any time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000, not to exceed one-half of the participant's vested interest. The loans are collateralized by the participant's vested account balance and generally bear a fixed interest rate based on the current interest rate on comparable loans as of the loan origination date. Principal and interest is paid through weekly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document. If a participant becomes entitled to a distribution from the Plan (except in the case of a hardship distribution) the participant's loan becomes immediately due and payable in full.

Plan Amendment

The Plan was amended effective December 29, 2009 to comply with provisions of the Pension Protection Act of 2006.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

At December 31, 2008, the Plan maintained one guaranteed investment contract ("GIC") related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit responsive. As required by GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by GAAP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefit are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through August 23, 2010, the date upon which the Plan's financial statements were available to be issued. No subsequent events were identified that would have required a change to the financial statements or disclosure in the notes to the financial statements.

2. Summary of Significant Accounting Policies– *(Continued)*

Investment Valuation and Income Recognition
Investments are recorded at fair value as determined using prices as discussed in Note 3. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the funds are re-invested and added to the cost basis of the funds. Participant loans are recorded at cost, which approximates fair value. Net appreciation (depreciation) includes the Plan's realized gains and losses on investment securities purchased and sold as well as unrealized gains and losses on investment securities held during the Plan year.

At December 31, 2009, an investment option available to participants was the Wells Fargo Stable Value Fund M (the "Fund"), a large stable value collective trust fund. At December 31, 2009, the Fund had invested all of its assets in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The Fund does not invest directly in fully benefit-responsive contracts. The value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G. See Note 3.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Expenses paid by the Plan consist of administrative and distribution fees. Loan processing fees are charged to participant accounts. Administrative expenses of $27,460 and $11,370 were paid by the Bank on behalf of the Plan for the years ended December 31, 2009 and 2008, respectively.

Reclassification
Certain reclassifications have been made to the prior period financial statements to conform to the December 31, 2009 reporting presentation. These reclassifications only changed the reporting categories but did not affect the results of operations or financial position.

Recent Accounting Pronouncements

Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board ("FASB") issued standards that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification did not change GAAP, but rather reorganized it into approximately 90 accounting topics within a consistent structure to simplify user access. Contents in each of these accounting topics are further organized by subtopic, section and paragraph. The Codification was effective for financial statements issued for reporting periods that end after September 15, 2009. The adoption of these standards and the Codification did not have a material impact on the Plan's financial statements but changed the referencing system for accounting standards from the legacy GAAP citations to codification topic numbers.

2. Summary of Significant Accounting Policies– *(Continued)*

Fair Value Measurements and Disclosures
In April 2009, ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"), was amended to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This amendment (ASC 820-10-65) also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. Per ASC 820-10-65, this amendment is effective for reporting periods ending after June 15, 2009, and the Plan has adopted this amendment. Adoption of ASC 820-10-65 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

3. Fair Value Measurement

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with generally accepted accounting principles, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Basis of Fair Value Measurement –

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3 - Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument. Participant loans are valued at amortized cost, which approximates fair value.

3. Fair Value Measurement – *(Continued)*

The following tables detail the financial instruments carried at fair value on a recurring basis as of December 31, 2009 and 2008, and indicate the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

December 31, 2009	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 2,142,048	$ 2,142,048	$ -	$ -
Company stock fund	431,470	431,470	-	-
Stable value fund	571,906	-	571,906	-
Participant loans	75,213	-	-	75,213
Total assets at fair value	$ 3,220,637	$ 2,573,518	$ 571,906	$ 75,213

December 31, 2008	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 1,391,743	$ 1,391,743	$ -	$ -
Company stock fund	341,305	341,305	-	-
Guaranteed investment contract	418,585	-	418,585	-
Participant loans	72,228	-	-	72,228
Total assets at fair value	$ 2,223,861	$ 1,733,048	$ 418,585	$ 72,228

The following table details assets measured at fair value on a recurring basis at December 31, 2009 for which the Plan utilized Level 3 inputs to determine fair value:

	Participant Loans
Balance, beginning of year	$ 72,228
Transfers in	-
Advances, payments, and forfeitures, net	2,985
Balance, end of year	$ 75,213

3. Fair Value Measurement – *(Continued)*

The following is a description of the valuation methodologies used for instruments measured at fair value:

Mutual Funds: The shares of mutual funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 in the fair value hierarchy.

Stable Value Fund: The Wells Fargo Stable Value Fund M is a large stable value collective trust fund trusteed by Wells Fargo Bank, N.A. and advised by Galliard Capital Management, Inc., a wholly owned subsidiary of Wells Fargo & Company. The fair value of investments in collective trust funds are measured as the fair value of the ownership interest in the fund, which may not always be the fair value of the underlying net assets of the collective investment trust. The net asset value per unit of a collective investment trust is a primary input into the valuation of ownership interest in a collective investment trust. In addition, consideration is given to specific rights or obligations that pertain to the investments. Based on the observability of prices or inputs used to value the underlying portfolio instruments, the investment in the collective trust is classified as Level 2 in the fair value hierarchy.

Guaranteed Investment Contract: The GIC is reported based upon observable inputs, including the Plan's own assumptions as to what market participants would use in pricing such instruments. The GIC is classified as Level 2 in the fair value hierarchy.

Company Stock Fund: The Company Stock Fund is an employer stock fund that consists of Naugatuck Valley Financial Corporation common stock and a short-term cash component, which provides liquidity for daily trading. Naugatuck Valley Financial Corporation common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Naugatuck Valley Financial Corporation Company Stock Fund is classified as Level 1 within the valuation hierarchy.

Participant Loans: Participant loans are valued at amortized cost, which approximates fair value. Loans to participants are classified as Level 3 in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Investments

As of December 31, 2009 and 2008, the fair values of individual investments that represented 5% or more of the Plan's total net assets were:

	December 31, 2009	December 31, 2008
Wells Fargo Stable Value Fund Class M	$ 571,906	$ -
* Company Stock Fund	431,470	341,305
* Fidelity Contrafund	362,001	-
Livestrong 2025 Portfolio Advisor Fund	246,789	-
Europacific Growth Fund Class R3	167,735	-
* ING Fixed Accout 5E	-	418,585
* Fidelity VIP Contrafund Portfolio-I	-	144,591
* ING PIMCO Total Return Portfolio	-	122,050

* *Indicates party-in-interest*

During 2009 and 2008, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2009	December 31, 2008
Net Assets:		
Mutual funds	$ 387,540	$ (755,868)
Stable value fund	9,583	-
Company stock fund	42,655	(272,519)
Net appreciation (depreciation)	$ 439,778	$ (1,028,387)

5. Transactions with Related Parties

The Company Stock Fund available as an investment option to participants includes shares of common stock issued by the Company. Because the Company is the Plan Sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. During 2009, ING and Reliance were the trustees as defined by the Plan and, therefore, transactions with them qualify as party-in-interest transactions. ING and Fidelity administered participant directed investments in various investment options as designated by the participants. The Bank controls and manages the operation and administration of the Plan. No officers or employees of the Bank receive compensation from the Plan. Participant loans also qualify as party-in-interest transactions.

6. Risks and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

7. Federal Income Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor's opinion letter from the Internal Revenue Service dated March 31, 2008. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended and restated since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2009, the Plan took remedial actions under ERISA to correct an in-service distribution to a participant who was not eligible to receive this type of distribution. The operational defect did not have a material impact on the Plan financial statements. The Plan Administrator believes, on the advice of legal counsel, that the operational defect did not have an adverse effect on the tax status of the Plan.

8. Plan Termination

The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan's net assets after payment of all liabilities and expenses. As of December 31, 2009 the Plan had not expressed an intention to terminate and the Bank expects to continue the Plan indefinitely.

9. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$3,230,640	$2,205,496
Contributions receivable from participants	(6,832)	-
Contributions receivable from employer	(3,694)	-
Net assets available for benefits per Form 5500	$3,220,114	$2,205,496

9. Differences between Financial Statements and Form 5500 – *(Continued)*

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements for the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$ 1,025,144	$ (544,250)
Contributions receivable from participants	(6,832)	-
Contributions receivable from employer	(3,694)	-
Net increase (decrease) in net assets available for benefits per Form 5500	$ 1,014,618	$ (544,250)

The Naugatuck Valley Savings and Loan Employee Savings Plan

EIN 06-0465350 Plan 002

Form 5500, Schedule H, Part IV, Item 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2009

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	Cost	Current Value
	Mutual Funds:			
	Allianz	Pimco Total Return Fund Class A	**	$ 155,925
	Allianz	Allianz NFJ International Value Fund Class A	**	53,448
	American Century Investments	Livestrong 2025 Portfolio Advisor Fund	**	246,789
	American Century Investments	Livestrong 2035 Portfolio Advisor Fund	**	117,232
	American Century Investments	Livestrong 2015 Portfolio Advisor Fund	**	84,268
	American Century Investments	Livestrong Income Portfolio Advisor Fund	**	54,380
	American Century Investments	Livestrong 2045 Portfolio Advisor Fund	**	48,313
	American Funds	Europacific Growth Fund Class R3	**	167,735
	American Funds	World Growth Income Fund Class R3	**	72,357
	BlackRock	BlackRock Equity Dividend Fund Service Class	**	59,499
	Colubmia Management	Columbia Small Cap Value Fund I Class A	**	64,612
	Davis Funds	Davis New York Venture Fund Class A	**	385
	Dreyfus	Dreyfus S&P STARS Oppurtunities Fund Class I	**	19,917
	Eagle	Eagle Small Cap Growth Fund Class A	**	138,474
	Eaton Vance	Eaton Vance Large-Cap Value Fund Class A	**	143,446
*	Fidelity Investments	Fidelity Contrafund	**	362,001
*	Fidelity Investments	Spartan 500 Index Fund Investor Class	**	81,509
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio	**	103
*	Fidelity Investments	Fidelity Cash Reserves Fund	**	91
	Invesco	AIM Real Estate Fund Class A	**	939
	MainStay	MainStay High Yield Corporate Bond Fund Class A	**	30,531
	OppenheimerFunds	Oppenheimer Strategic Income Fund Class A	**	33
	RiverSource Investments	RiverSource Mid Cap Value Fund Class R4	**	137,929
	T. Rowe Price	Blue Chip Growth Advantage Fund Class	**	102,132
				2,142,048
	Common Collective Trust:			
	Wells Fargo	Wells Fargo Stable Value Fund Class M	**	571,906
	Company Stock:			
*	Naugatuck Valley Financial Corporation	Company Stock Fund	**	431,470
	Participant Loans:			
*	Participant loans	Various terms collateralized by vested account balance, interest rates ranging from 4.25% to 9.25%	-	75,213
		Total		$ 3,220,637

* Indicates party-in-interest

** Cost information is not required for participant-directed funds.

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-119499) on Form S-8 of our report dated August 23, 2010, with respect to the financial statements and the supplemental schedule of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2009.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
August 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: September 3, 2010

Naugatuck Valley Savings and Loan Employees Savings Plan



Plan Administrator

US2008 1533280.1